Exhibit 2.4

BRANCH SALE AGREEMENT

By and Among

AMCORE BANK, N.A.,

AMCORE INVESTMENT SERVICES, INC.

and

MIDLAND STATES BANK

December 31, 2009

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Index of Exhibits*

Exhibit A -	Description of Real Estate
Exhibit B -	Description of Fixtures and Equipment
Exhibit C -	Assignment and Assumption Agreement
Exhibit D -	Loans
Exhibit E -	Excluded Loans and Qualified Excluded Loans
Exhibit F -	Trust Accounts
Exhibit G -	Deposits
Exhibit H -	Employee Disclosure Schedule
Exhibit I -	Letters of Credit
Exhibit J -	Asset Obligations
Exhibit K -	Tenant Leases
Exhibit L -	Disclosure Items
Exhibit M -	Secondary Loans
Exhibit N -	Loans and Qualified Loans Secured by Vehicles and Boats
Exhibit O -	Prorated Items
Exhibit P -	Branch Leases
Exhibit Q -	Trust Accounts Subject to Record-Keeping Services Agreement
Exhibit R -	Key Employees

*  Certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K under the Securities and Exchange Act of 1934, as amended. The Company agrees to furnish a supplemental copy of any omitted exhibit to the SEC upon request.

ii

BRANCH SALE AGREEMENT

THIS BRANCH SALE AGREEMENT is made as of December         , 2009 (the “Agreement”), by and among AMCORE Bank, N.A., Rockford, Illinois (“Seller”), AMCORE Investment Services, Inc., Rockford, Illinois (“AISI”) and Midland States Bank, Effingham, Illinois (“Buyer”).

WITNESSETH:

WHEREAS, Seller desires to transfer certain assets and liabilities of the branch offices of Seller identified on Exhibit A attached hereto (individually, a “Branch,” and collectively, the “Branches”) to Buyer;

WHEREAS, Buyer desires to purchase such assets and assume such liabilities; and

WHEREAS, AISI is a wholly-owned subsidiary of Seller and is a party to this Agreement solely for the purpose of transferring to Buyer annuities, investment advisory and brokerage accounts attributable to sales agents and/or registered representatives of the Branches.

NOW, THEREFORE, in consideration of the mutual agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Seller and Buyer agree as follows:

1. Transfer of Assets, Liabilities and Deposits.  As of 12:01 a.m. on the day immediately following the Closing Date (as defined below)(the “Effective Time”), Seller will sell, assign and transfer (i) the Assets (as defined in Section 1(a)), (ii) Seller’s obligations, as set forth on Exhibit J, arising at or after the Effective Time with respect to the Assets (the “Asset Obligations”), (iii) Seller’s obligations with respect to the letters of credit as set forth on Exhibit I and the unfunded portions of outstanding lines of credit and loan commitments, as of the Effective Time (the “Unfunded Obligations”), and (iv) the Deposits (as defined in Section 1(b)) of the Branches as of the Effective Time  to Buyer free and clear of all liens and encumbrances of any kind except as disclosed in this Agreement or on the attached Exhibits, and Buyer will purchase the Assets and assume the Asset Obligations, the Unfunded Obligations and the Deposits.  If the Closing Date is a Friday, the Branches will not be open for business on the following day (Saturday), notwithstanding that the Branches may otherwise keep regular Saturday banking hours.

(a) Assets.  For purposes of this Agreement, “Assets” means all of Seller’s and AISI’s right, title and interest in and to (whether now or hereafter existing):

(1) the parcels of real property owned by Seller on which the Branches are located, together with the structures and other improvements located thereon (collectively, the “Owned Real Estate”) as set forth on Exhibit A;

(2) the lease agreements, as listed on Exhibit P (the “Branch Leases”), related to parcels of real property for Branches in which Seller has a leasehold interest, as set forth on Exhibit A, including the lessee’s interest with respect to all buildings, improvements, and appurtenances to the properties that were constructed or installed by or for Seller (the “Leased Real Estate”) (collectively, the Owned Real Estate and the Leased Real Estate are referred to herein as the “Real Estate”);

(3) the furniture, fixtures, equipment, automated teller machines and other personal property, if any, owned or leased by Seller at the Branches, together with the leases and non-cancellable contracts relating to the operation and maintenance of the Real Estate, furniture, fixtures or equipment, automatic teller machines and other personal property of the Branches, all as identified on Exhibit B attached hereto, but excluding computer software, licensed goods, signs or other materials bearing the words “AMCORE Bank” or its associated logos, variations or derivatives and minute books and other records of Seller not related to the Assets, Deposits or Unfunded Obligations (the “Fixtures and Equipment”);

(4) the safe deposit boxes and related agreements located at the Branches;

(5) the loans shown on Seller’s books and records as being attributable to the Branches (the “Branch Loans”), as identified on Exhibit D attached hereto, but excluding:  (A) the Excluded Loans (as defined in Subsection 1(a)(6) below), (B) Seller’s credit card accounts, and (C) loans Seller agrees to retain, if any;

(6) the loans shown on Seller’s books and records as being attributable to the Branches that are Excluded Loans that Buyer in its sole discretion agrees to buy on the Closing Date, if any (the “Qualified Excluded Loans”).  Exhibit E identifies all loans that, as of the date or dates specified thereon (i) are delinquent by more than thirty (30) days with respect to a required payment of principal or interest, (ii) are in nonaccrual status, (iii) have been made to consumers in bankruptcy or to consumers that have reaffirmed their debts in bankruptcy, (iv) are designated as Special Mention, Substandard, Doubtful or Loss in the books and records of Seller, (v) are subject to further due diligence by the Buyer to assess the risks related to the purchase of such loans by Buyer, or (vi) were originated under Small Business Administration or the United States Department of Agriculture programs (all such loans on any given date, the “Excluded Loans”).  Exhibit E will be updated in accordance with Section 3(a), at which time Buyer will designate the Qualified Excluded Loans, if any.  All Excluded Loans that are not designated as Qualified Excluded Loans will be retained by Seller;

(7) the cash on hand at the Branches at the Effective Time;

(8) all files, books and records related to the business and operations of the Branches (the “Records”), including, without limitation, (A) all blueprints and schematics; and (B) all files, books and records relating to the Assets, the Asset Obligations, the Unfunded Obligations, and the Deposits, or (excluding medical records) the Transferring Employees (as defined in Section 10);

(9) all accounts shown on Seller’s books and records as being attributable to the Branches with respect to which the Seller acts as trustee, custodian, paying agent, investment manager, record-keeper or in a similar capacity (the “Trust Accounts”), as identified on Exhibit F attached hereto, and each agreement, certificate or instrument that, as of the Closing Date, designates the Seller as trustee, custodian, record-keeper, paying agent, investment manager or in other similar capacities with respect to the Trust Accounts (the “Trust Agreements”), but excluding (A) any Trust Accounts and related Trust Agreements in which the owner, beneficiary, sponsor or other representative under the Trust Account (“Trust Customer”) fails to provide a required consent in writing to the designation of the Buyer as a successor trustee, custodian, paying agent, record-keeper and/or investment manager pursuant to subsection (ii) of Section 9(i), (B) any Trust Accounts for customers of the Branches where one or more of Seller’s loans or other extensions of credit to that customer are Excluded Loans, and (C) any Trust Account for the excluded relationships identified on Exhibit Q attached hereto (collectively, the “Excluded Trust Accounts”);

(10) investment advisory and brokerage accounts attributable to registered representatives of AISI in the Branches (the “Brokerage Accounts “), but excluding any Brokerage Accounts in which the account owner fails to provide a required consent in writing to the transfer of the Brokerage Account to the Buyer pursuant to subsection Section 9(k) (collectively, the “Excluded Brokerage Accounts”);

(11) annuities attributable to sales agents of AISI in the Branches (“Annuities”);

(12) all repurchase agreement obligations at the Branches;

(13) the leases between the Seller, as lessor, and the tenants, as listed on Exhibit K hereto (the “Tenant Leases”); and

(14) Secondary Loans (as hereinafter defined), which together with the Branch Loans and any Qualified Excluded Loans, are in an aggregate amount equal to at least 90% of the Deposits assumed by Buyer (calculated as of the Initial Time, as hereinafter defined).  For purposes of this subparagraph (14) the term “Secondary Loans” shall mean loans which are not attributable to the Branches, but which Buyer subsequently agrees to purchase in conjunction with the Branch Loans; it being understood and agreed upon by the parties that such Secondary Loans will not include Excluded Loans and will have similar credit risk characteristics to the Branch Loans.  Buyer will designate the Secondary Loans to be purchased by Buyer and such Secondary Loans will be identified on Exhibit M no later than six (6) days prior to the Closing Date.  The Branch Loans and Secondary Loans are hereinafter referred to collectively as the “Loans.”

(b) Deposits.  For purposes of this Agreement, “Deposits” means the deposit liabilities shown on Seller’s books and records relating to the Branches, including accrued but unpaid interest, both collected and uncollected funds, funds held in sweep accounts, repurchase agreements and deposits held in Trust Accounts, together with Seller’s rights and responsibilities under any related customer agreement.  “Deposits” do not include:  (1) deposits securing loans or other extensions of credit by Seller or its affiliates if the loans or other extensions of credit are not included in the Loans; (2) deposits of customers of the Branches where one or more of Seller’s loans or other extensions of credit other than credit card accounts to that customer are not included in the Loans; (3) deposits held in any Excluded Trust Accounts or Excluded Brokerage Accounts; (4) deposits subject to legal process; (5) deposits which have been reported as abandoned property under the abandoned property laws of any jurisdiction; (6) deposits by Seller or any Seller affiliate; (7) funds maintained in brokerage accounts opened by Seller or any Seller affiliate; (8) any deposits that are prohibited by law or regulation (or with respect to deposits issued through CDARS, rules and regulations issued by the Promontory Interfinancial Network) from being transferred to Buyer; (9) any deposits that Buyer and Seller mutually agree that Seller will retain; (10) any deposits belonging to individuals employed by the Branches who are not a Transferred Employee; and (11) any deposit account for which an overdraft has been outstanding for a period of thirty (30) days or more as of the Closing Date. Exhibit G identifies the Deposits as of a date no more than thirty (30) days prior to the date of this Agreement and such Exhibit shall be updated by Seller at Closing.

2. Closing and Closing Date.  The closing of the transaction contemplated by this Agreement (the “Sale” and the “Closing”) will take place at the offices of the Seller located in Rockford, Illinois, or as Seller and Buyer otherwise agree.  The Closing will take place as soon as practicable after (a) the conditions set forth in Sections 20 and 21 have been satisfied, (b) Buyer and Seller shall have agreed upon and completed mutually and reasonably satisfactory arrangements for the conversion and transfer of data and data processing software and systems relating to data  and data processing for the Branches and the Assets (the “Closing Date”).  Buyer and Seller will work in good faith and use reasonable efforts to effect the Closing on or about March 26, 2010.

3. Payment.  The purchase price for the Sale will be payable in an initial and final payment pursuant to subsections 3(a) and (b), respectively, plus the Trust Account Premium (as defined in subsection (c) below).

(a) Initial Payment.  As soon as practicable following the first opening of business after the Effective Time, Seller will transfer to Buyer or Buyer will transfer to Seller, as the case may be, an amount (the “Initial Payment”) which constitutes an estimate of the purchase price for the Sale, calculated by using information available to the parties as of the close of business no more than six (6) business days prior to the Effective Time (the “Initial Time”).  Seller will deliver to Buyer on or before the Closing Date updated supporting information regarding the items used to calculate the Initial Payment which describes these items as of the date the Initial Payment is calculated.  The Initial Payment will be in cash or other immediately available funds and will be in an amount equal to the aggregate book value of the Deposits, as shown on the Seller’s books and records as of the Initial Time as shown on Exhibit G,  less  the sum of the following:

(1) An amount equal to the aggregate book value for the Real Estate (including any leasehold improvements owned by Seller on the Leased Real Estate) and Fixtures and Equipment, as reflected on Seller’s books and records as of the last day of the month prior to the month in which the Effective Time falls;

(2) the aggregate book value of the Loans plus accrued interest and fees, as shown on Seller’s books and records as of the Initial Time (no reserves or unamortized fees (such as FAS91 fees) will be applied against the aggregate book value of the Loans);

(3) the price agreed upon between Buyer and Seller for the Qualified Excluded Loans, as shown on Seller’s books and records as of the Initial Time;

(4) a deposit premium of 1.5% of the Deposits transferred to Buyer at Closing (the “Deposit Premium”); and

(5) the cash on hand at the Branches as of the Initial Time.

If the amount calculated above results in a number that is greater than zero, then Seller will transfer the resulting amount to Buyer; however, if the amount calculated above results in a number that is less than zero, then Buyer will transfer the resulting amount to Seller.

(b) Final Payment.  Within thirty (30) days after the Effective Time (the “Settlement Date”), Seller will transfer to Buyer or Buyer will transfer to Seller, as the case may be, an amount (the “Final Payment”) which constitutes the difference between the actual purchase price for the Sale, calculated by using information as of the Effective Time, and the Initial Payment.  Seller will deliver to Buyer on or before the Settlement Date updated supporting information regarding the items used to calculate the Final Payment that describes these items as of the Effective Time.  The Final Payment will be in cash or other immediately available funds and will be in an amount equal to the aggregate book value of the Deposits, as shown on Seller’s books and records as of the Effective Time,  less  the sum of the following:

(1) An amount equal to the aggregate book value for the Real Estate (including any leasehold improvements owned by Seller on the Leased Real Estate) and Fixtures and Equipment, as reflected on Seller’s books and records as of the last day of the month prior to the month in which the Effective Time falls;

(2) the aggregate book value of the Loans plus accrued interest and fees, as shown on Seller’s books and records as of the Effective Time (no reserves or unamortized fees (such as FAS91 fees) will be applied against the aggregate book value of the Loans);

(3) the price agreed upon between Buyer and Seller for the Qualified Excluded Loans, as shown on Seller’s books and records as of the Effective Time;

(4) the Deposit Premium;

(5) the cash on hand at the Branches as of the Effective Time;

(6) amounts for the items listed in subsection (d) below, prorated as of the Effective Time; less (or  plus  in the event Buyer made the Initial Payment to Seller); and

(7) the amount of the Initial Payment paid in accordance with subsection 3(a).

If the amount calculated above results in a number that is greater than zero, then Seller will transfer the resulting amount to Buyer; however, if the amount calculated above results in a number that is less than zero, then Buyer will transfer the resulting amount to Seller.

The amount constituting the difference between the Initial Payment and the Final Payment will bear interest from the Initial Payment date to the Final Payment date at a rate equal to the weighted average of the rates on overnight federal funds transactions as determined by the Federal Reserve Bank of Chicago.

(c) Trust Account Premium.  In addition to the foregoing, on the Effective Time, Buyer will pay to Seller a Trust Account Premium equal to $1,500,000.00 (the “Trust Account Premium”).

(d) Prorated Items.  As appropriate, special assessments on the Real Estate, safe deposit box rentals, wages, salaries and earned benefits of the Branch employees, rents, real and personal property taxes (based on the actual amount due for the prior year), and other charges or amounts due under the contracts assigned to and assumed by Buyer, employment taxes relating to the employees, state or federal taxes collected but not remitted, workers compensation payments for employees, FDIC premiums relating to the Deposits and any other expenses, accruals and payments relating to the Assets or the Deposits will be prorated as of the Effective Time, all as set forth on Exhibit O attached hereto.  Seller will receive a proportionate monetary adjustment to the extent an item has been prepaid by Seller for a period extending beyond the Effective Time, and Buyer will receive a proportionate monetary adjustment to the extent that an item has been deferred by Seller to a time extending beyond the Effective Time and Buyer has paid the item.  Any items which would appropriately be subject to proration but which cannot be prorated by the Settlement Date will be prorated as soon as the requisite information is available and will be paid promptly by the appropriate party after this time.  Seller will deliver to Buyer on or before the Settlement Date updated supporting information regarding the items which will be prorated or otherwise subject to this Section 3(d) as of the Effective Time.

4. Transfer of Real Estate.  The Real Estate of the Branches will be conveyed under the following terms and conditions:

(a) Inspection.

(1) For a period of thirty (30) days following the date of this Agreement, Buyer, at its expense, may conduct reasonable investigations and inspections of the Real Estate as Buyer deems appropriate (excluding environmental studies, which are addressed below) to determine that the Real Estate is fit for Buyer’s purposes and in the condition required by Buyer.  In the event Buyer determines the Real Estate is not fit for Buyer’s purposes or in the condition required by Buyer, Buyer will have the option to: (A) terminate this Agreement by giving written notice of termination to Seller within thirty (30) days following the date of this Agreement (time being of the essence); or (B) accept the Real Estate in its condition at the time with no reduction in the price allocated to the Real Estate, in which case this contingency will be deemed waived.  In the event Buyer fails to make a timely objection under this section, this contingency will be deemed waived.

(2) Buyer and its representatives, agents, contractors or consultants (“Buyer’s Consultants”) will have the right to enter the Real Estate and conduct the inspections and investigations described in subsection (1) during normal business hours and upon at least two (2) business days’ advance notice to Seller.  Buyer’s and Buyer’s Consultants’ activities on the Real Estate will not include invasive tests without Seller’s prior written consent, which shall not be unreasonably withheld or delayed.  Buyer will not unreasonably interfere with the business activities being conducted on the Real Estate during the times of access and Buyer, at its expense, will fully repair and restore all damage to the Real Estate caused by Buyer or Buyer’s Consultants in performing such inspections and investigations.

(b) Environmental Matters.

(1) As used in this section:

“Environmental Condition” means:  (A) an above ground storage tank, underground storage tank, subsurface structure or container, and its associated piping, which is present at the Real Estate and which violates an Environmental Law; (B) a Hazardous Substance present in soil and/or groundwater at the Real Estate which violates an Environmental Law; (C) a discharge, emission or release of a Hazardous Substance related to the Real Estate which violates an Environmental Law; (D) an event or condition that likely has occurred or exists with respect to the Real Estate which constitutes a violation of an Environmental Law; or (E) an event or condition related to the Real Estate which requires cleanup, remedy, abatement or restoration of contaminated surface water, groundwater, soil or natural resource under an Environmental Law.

“Environmental Law” means any federal, state or local law, regulation or common law rule applied by a federal, state or local court or agency that governs:  (A) health, safety and sanitation; (B) the protection of the environment or human health, welfare or safety; (C) the presence, investigation, correction, abatement, remedy, restoration or cleanup of a Hazardous Substance; (D) the closure of a treatment, storage or disposal facility; (E) the use, storage, treatment, generation, transportation, processing, handling, production or disposal of a Hazardous Substance; (F) the protection of the environment from spilled, released, discharged or deposited Hazardous Substances; or (G) the reimbursement or contribution for the costs of responding to the presence of a Hazardous Substance.

“Hazardous Substance” means a substance, contaminant, pollutant, chemical, material or waste which is considered to be hazardous or toxic under an Environmental Law.

(2) Within thirty (30) days following the date of this Agreement, Buyer may complete, at its expense, a Phase I environmental assessment (the “Environmental Survey”) of the Real Estate.  Upon receipt, Buyer promptly will provide Seller with the results of the Environmental Survey, including copies of all written reports, analytical data, correspondence, notices or other written material.  In the event the Environmental Survey identifies an Environmental Condition, Buyer will give Seller written notice of the Environmental Condition within five (5) business days of receipt of the Environmental Survey (together with all information it possesses relating to the Environmental Condition).  Within forty-five (45) days of receipt of the notice from Buyer, Seller may complete a physical examination and investigation of the Environmental Condition revealed in the Environmental Survey (the “Phase II Survey”).  The subject, scope, manner and method of the Phase II Survey will be subject to Buyer’s prior review and reasonable approval.  During the Phase II Survey, Buyer will have access to all field data, analytical data and analytical results.  Upon Seller’s receipt of a final written report of the Phase II Survey, Seller promptly will deliver to Buyer copies of the Phase II Survey report, all written reports, analytical data, correspondence, notices or other written materials relating thereto (which collectively constitutes the “Phase II Survey”).

(3) In the event Seller elects not to conduct a Phase II Survey, or if Seller elects to conduct a Phase II Survey and it confirms the presence of an Environmental Condition related to the Real Estate, Buyer will have a period of fifteen (15) days from Seller’s election to not conduct a Phase II Survey or from receipt of the Phase II Survey, as the case may be, to either accept the Real Estate “as is,” enter into an agreement with Seller regarding the abatement of the Environmental Condition or notify Seller in writing that Buyer has elected to terminate this Agreement.  In the event Buyer fails to make a timely objection under this section this contingency will be deemed waived.  If a Phase II Survey is conducted but does not confirm the presence of any Environmental Condition related to the Real Estate, Buyer will be obligated to complete the Sale within thirty (30) days of receipt of the Phase II Survey or the satisfaction of the conditions set forth in Sections 20 and 21, whichever is later.

(4) In the event Seller conducts a Phase II Survey and following its completion Buyer purchases the Real Estate, Buyer will reimburse Seller for one-half of the cost of the Phase II Survey.  If any of the Real Estate is not purchased by Buyer, Seller will have no further responsibility or obligation to Buyer with respect to the retained Real Estate.

(c) Title.

(1) Within thirty (30) days after the date of this Agreement, Seller will provide Buyer with a commitment (the “Title Commitment”) from a national title insurance company licensed in Illinois to issue title insurance reasonably acceptable to Buyer (the “Title Insurer”) for an amount equal to the greater of the fair market value of the Owned Real Estate as shown on the most recent tax bill or for the estimated amount of the price attributable to the Owned Real Estate in this Agreement upon the recording of proper documents and payment of the applicable premium to the Title Company (the “Title Commitment”), together with legible copies of all recorded exceptions referred to therein.  The Title Commitment will show title to the Owned Real Estate as of a date no more than twenty-five (25) days before the Title Commitment is provided to Buyer. At the Effective Time, the Seller, at its expense, will cause the Title Company to issue an ALTA title policy with extended coverage (“Title Policy”) sufficient to insure good and marketable fee simple record title to the Owned Real Estate except for municipal and zoning ordinances and agreements entered under them, general taxes levied in the year in which the Effective Time falls, and only such matters not objected to by the Buyer under subsection (3) below (collectively, the “Permitted Exceptions”).  The Title Policy shall also include a GAP Endorsement  and a 3.1 zoning endorsement with parking (at Seller’s expense) that the Buyer’s use of the Owned Real Estate as a bank with, if applicable, drive-ups, tellers or automated teller machines is a permitted use.  All general and standard exceptions shall be deleted from the Title Policy pursuant to an Owner’s Affidavit from Seller and a review of a survey, which Title Policy shall be delivered to Buyer at Closing.

(2) Within thirty (30) days after the date of this Agreement, Seller will provide Buyer with a current ALTA Survey of the Owned Real Estate, with such Table A items as are requested by Buyer (the “ALTA Survey”) in sufficient form so that the Title Company deletes all standard survey exceptions.  The ALTA Survey shall show all easements, improvements, any encroachments and all applicable set-backs. The Survey shall be certified to Buyer and the Title Company.  The cost of the ALTA Survey shall be borne equally by Seller and Buyer.

(3) Upon receipt of all of the Title Commitment and its related documents and the ALTA Survey, Buyer will have twenty (20) days to examine the Title Commitment and the ALTA Survey and notify Seller in writing of Buyer’s objections thereto which would adversely affect Buyer’s intended use of the Owned Real Estate.  Seller will then have until the earlier of twenty (20) days after the Buyer’s notice or the Closing Date to cure the objections (the “Objections Cure Deadline”).  If Seller elects not to cure the objections or fails to cure the objections by the Objections Cure Deadline, Buyer will have the option to: (A) terminate this Agreement by giving written notice of termination to Seller; or (B) accept title to the Owned Real Estate subject to the objections with no reduction in the price allocated to the Owned Real Estate, in which case such objections will be deemed “Permitted Exceptions.”

(4) Seller will pay the cost of the Title Commitment and Title Policy and the endorsements set forth in Section 4(c)(1) above, half of the cost of the ALTA Survey, and the cost of any transfer tax imposed by the State of Illinois and the applicable counties on the conveyance of the Owned Real Estate.  Buyer will pay the cost of any investigation of the Owned Real Estate desired by Buyer and the cost of any additional title coverage or special endorsements not required to be provided by the Seller under Section 4(c)(1) above.

(d) Condition of Real Estate.  Prior to the expiration of the inspection and review periods in this Section, Buyer acknowledges that it will have the right to inspect and review the Real Estate.  The waiver or deemed waiver of Buyer’s option to terminate the Sale and the completion of the Closing shall each constitute conclusive evidence that Buyer is satisfied with the condition of and title to the Real Estate, provided that Buyer shall be entitled to rely on the representations and warranties set forth in this Agreement.  Except for the representations and warranties set forth in this Agreement and the documents to be delivered to Buyer by Seller at Closing, Seller has made no express or implied representation or warranty regarding the condition of the Real Estate (whether environmental or otherwise) and Buyer will accept the Real Estate in its “as-is / where-is” condition.  Following the Effective Time, Seller will be released from all claims or liabilities relating to the condition of or title to the Real Estate, except to the extent such claims and liabilities are related to a breach of the representations and warranties set forth in this Agreement or the warranties, covenants and obligations in the Special Warranty Deed and other Closing Documents.

(e)           Leased Real Estate.

(1)           Within forty-five (45) days of the date of this Agreement, Seller shall use their commercially reasonable efforts (which shall not require any Seller to pay any money or other type of consideration to any person or to initiate any claim or proceeding against any person) to (i) cause every landlord of a Branch Lease to execute and deliver to Buyer an estoppel certificate in a form reasonably acceptable to Buyer (each, an “Estoppel Certificate”) and (ii) cause every landlord of a Branch Lease, the consent of which is required under the terms of the applicable Branch Lease to the assignment of such Branch Lease to Buyer, to execute in favor of Buyer a landlord consent (each, a “Landlord Consent”).

(2)           Notwithstanding anything to the contrary contained in this Agreement, if Seller fails to obtain a Landlord Consent from a landlord under a Branch Lease despite its commercially reasonable efforts, Buyer shall not be entitled to terminate this Agreement and Buyer shall remain obligated to perform all of its obligations hereunder with respect to the applicable Branch location, including without limitation, the assumption of the Deposits relating thereto and the payment of the purchase price, which shall be reduced by the net book value of the Fixtures and Equipment attributable to such Leased Real Estate, but excluding only Buyer’s obligation to assume such Branch Lease.

(3)           If, despite Seller’s commercially reasonable efforts, a Landlord Consent to assignment of a Branch Lease cannot be obtained, or cannot be obtained without the payment of an assignment fee or similar lump sum or rent increase, Seller shall, if permitted without the consent of the landlord under the Branch Lease, sublease the Branch to Buyer pursuant to a sublease agreement which shall be for the remainder of the existing term of the Branch Lease, and which shall provide for Buyer to perform all of the obligations of Seller under such Branch Lease (except with respect to any obligations of Seller arising as a result of any defaults of Seller thereunder existing as of Closing, which shall all be cured by Seller as of Closing) and which otherwise shall contain mutually agreeable terms (a “Sublease Agreement”).

(4)           If Seller shall be unable to deliver (i) a Landlord Consent with respect to a Branch Lease or (ii) a Sublease Agreement, then, if permitted without the consent of the landlord under the Branch Lease, Sellers shall use commercially reasonable efforts to make available to Buyer the space necessary for the operations of the applicable Branch pursuant to a Use and Occupancy Agreement in a form to be agreed upon by Buyer and Seller.

(f)           Conveyance of Real Estate.  At the Effective Time, Seller will convey each parcel of the Owned Real Estate by Special Warranty Deed, free and clear of all liens and encumbrances except the Permitted Exceptions, and assign to Buyer all of Seller’s leasehold interests under the Branch Leases, free and clear of all liens and encumbrances except the Permitted Exceptions.  The Seller shall pay prior to the Effective Time, special assessments for work actually commenced or levied prior to the Effective Time.  The Seller shall cause all mortgages and liens to be paid off and released of record as to the Real Estate, except for general taxes for the year of Closing, which shall be prorated.

5. Seller’s Closing Documents.  At the Closing, Seller will provide Buyer with the following duly executed (to the extent applicable) documents dated as of the Effective Time:

(a) Special Warranty Deed..  A Special Warranty Deed (WB Form 6 or an equivalent form as approved by the Buyer) conveying to Buyer marketable fee simple title to the Owned Real Estate, free and clear of liens and encroachments, subject only to the Permitted Exceptions.

(b) Seller’s Affidavit.  A customary seller’s affidavit as to liens and possession and other matters customarily required by the Title Company in the form required by the Title Company.

(c) Bill of Sale.  A bill of sale conveying the Assets (excluding the Real Estate) to Buyer free and clear of liens and encumbrances.

(d) Certified Resolutions.  A certified copy of the resolutions adopted by the Seller’s Board of Directors approving the Agreement.

(e) Certificate of Compliance.  A certificate executed by an executive officer of Seller certifying that conditions (a) and (b) of Section 20 have been satisfied and that its representations and warranties are true.

(f) Updated Exhibits.  All exhibits to this Agreement updated to a date no more than six (6) business days before the Closing Date.

(g) Real Estate Transfer Receipt.  A receipt for the electronic filing of the Illinois Real Estate Transfer Return.

(h) Certificate of Code Compliance.  A Certificate of Code Compliance required by the applicable municipalities where the Real Estate is located if required in order to transfer the Real Estate.

(i) Tenant Lease Assignments.  Agreements in a form to be mutually agreed upon by Buyer and Seller, pursuant to which Seller’s interest in the Tenant Leases are assigned to and assumed by Buyer (“Tenant Lease Assignments”) together with any security deposits related thereto, unless any of the Tenant Leases are otherwise terminated prior to the Closing Date.

(j) Branch Lease Assignments.  Agreements in a form to be mutually agreed upon by Buyer and Seller, pursuant to which Seller’s interest in the Branch Leases are assigned to and assumed by Buyer (“Branch Lease Assignments”).

(k) Landlord Matters.  The Estoppel Certificates and, subject to the provisions of Section 4(e), any required Landlord Consents.

(l)  Other Documents.  Other documents as are reasonably required by Buyer or the Title Insurer.

6. Buyer’s Closing Documents.  At the Closing, Buyer will provide Seller with the following duly executed (to the extent applicable) documents dated as of the Effective Time:

(a) Certified Resolutions.  A certified copy of the resolutions adopted by Buyer’s Board of Directors approving the Agreement.

(b) Certificate of Compliance.  A certificate executed by an executive officer of Buyer certifying that conditions (a) and (b) of Section 21 have been satisfied and that its representations and warranties are true.

(c) Regulatory Approvals.  A copy of each regulatory approval required in conjunction with the Sale.

(d)  Tenant Lease Assignments.  Tenant Lease Assignments for the Tenant Leases, unless any of the Tenant Leases are otherwise terminated prior to the Closing Date.

(e)  Branch Lease Assignments.  The Branch Lease Assignments for the Branch Leases, and such other instruments and documents as Seller or any landlord under a Branch Lease may reasonably require as necessary or desirable for providing for the assignment to and assumption by Buyer of such Branch Lease, as applicable, each such instrument and document in the form and substance reasonably satisfactory to the parties hereto and dated as of the Closing Date.

(f)  Other Documents.  Other documents as are reasonably required by Seller.

7. Closing Documents of Seller and Buyer.  At the Closing, Seller and Buyer will provide the following documents dated as of the Effective Time:

(a) Settlement Statement.  A settlement statement showing the amounts paid by Buyer and Seller in connection with the Sale with schedules supporting the amounts paid for or with respect to Deposits, Trust Accounts, Loans and Qualified Excluded Loans.

(b) Assignment and Assumption Agreement.  An assignment and assumption agreement whereby Seller assigns all of its right, title and interest in and to the Assets to Buyer and thereby Buyer assumes the Asset Obligations, the Unfunded Obligations, and the Deposits (a form of which is attached as Exhibit C).  This agreement will reflect that the transfers are without recourse to Seller except as required by applicable law or otherwise provided in this Agreement.

8. Seller’s Actions at Closing.  At or before the Effective Time, Seller will take the following actions with respect to the transfer of the Assets, the Asset Obligations, the Unfunded Obligations, and the Deposits:

(a) Delivery of Possession.  Seller will deliver possession and control of the Assets to the Buyer.

(b) Loan Documentation.  Seller will deliver to Buyer originals of all loan documents and related materials, including all correspondence and memoranda (which shall include e-mails and other electronic records maintained in Seller’s loan files) and underwriting documentation (consisting of the approved loan presentation) contained in Seller’s files with respect to each Loan and Qualified Excluded Loan, including, without limitation, all original promissory notes or other evidence of indebtedness for each Loan or Qualified Excluded Loan properly endorsed by Seller to the order of Buyer.

(c) Assignment Forms.  Except as otherwise agreed, Seller will evidence the transfer of the Loans and Qualified Excluded Loans to Buyer by providing the following documentation:  (1) for each Loan and Qualified Excluded Loan secured by real estate, Seller will provide a standard assignment form in recordable form (the recording fee for which will be paid by Buyer); (2) for each Loan and Qualified Excluded  Loan secured by collateral described in Uniform Commercial Code filings, Seller will file the standard Uniform Commercial Code assignment form electronically through UCC Direct (the filing fee for which will be paid by Buyer); and (3) for Loans and Qualified Excluded Loans secured by vehicles and boats as identified on Exhibit N attached hereto, at its option, Seller will provide either an appropriate assignment form or a limited power of attorney authorizing Buyer to sign appropriate documentation which evidences the transfer of the loans to Buyer on the records of the appropriate state regulatory agency or department.

(d) Other Matters.  Seller will cooperate with Buyer for other matters relating to the assignment and transfer of the Assets, the Asset Obligations, the Unfunded Obligations and the Deposits, including, if requested, the establishment of a schedule of charges with respect to future services which may be required by Buyer.

9. Transitional Matters.

(a) Orderly Transfer.  Before and after the Closing, Seller and Buyer will cooperate in good faith to ensure the orderly and efficient transfer and conversion of the Assets and Deposits.  To this end and to the extent not otherwise provided in this Agreement, Seller and Buyer will meet and agree upon appropriate procedures for notification of customers, employees and suppliers, for conversion of data processing and check clearing systems, and for notification respecting customer inquiries.

(b) Notices.  Buyer will, at its expense, give all required notices to customers of the Branches, including any transfer notices required by Regulation DD issued by the Federal Reserve Board and the Real Estate Settlement Procedures Act and Regulation X issued thereunder, and any notices required in connection with the transfer of the Trust Accounts and the related Trust Agreements.  Buyer will, at its expense and without charge to the customers of the Branches, promptly notify the customers of Buyer’s assumption of the Deposits by letter, in a form reasonably acceptable to the Seller, and furnish each customer that holds demand deposits or NOW accounts with checks on Buyer’s forms and with instructions to utilize Buyer’s checks and destroy unused checks of Seller.  Buyer will notify the customers of the date after which it will no longer honor checks, drafts and withdrawal orders on forms provided by Seller and carrying Seller’s imprint, which shall be ninety (90) days after the Effective Time.

(c) Payment of Items.  For a period of ninety (90) days after the Effective Time, Buyer will pay in accordance with law and customary banking practices all properly drawn and presented checks, drafts and withdrawal orders presented to Buyer drawn on the checks, drafts or withdrawal order forms provided by Seller and in all other respects discharge, in the usual course of the banking business, the duties and obligations of Seller with respect to the Deposits.

(d) Settlement of Items.  Prior to the Effective Time, Seller and Buyer will develop appropriate procedures and arrangements (which shall include establishment by Buyer of a settlement account with Seller) to provide for settlement by Buyer of checks, drafts, withdrawal orders, returns and other items that are drawn on or chargeable against Deposits after the Effective Time.  Seller will cooperate with Buyer and take reasonable steps requested by Buyer to ensure that, for the period of time after the Effective Time as the parties may agree, each check, draft or withdrawal order drawn against Deposits encoded for presentment to Seller or to any bank for the account of Seller is delivered to Buyer in a timely manner and in accordance with applicable law and clearinghouse rule or agreement.

(e) Stop Payment Items.  Buyer will honor stop payment orders initiated prior to the Effective Time and reflected in appropriate stop payment documents delivered to Buyer.  If following receipt of appropriate stop order documentation, Buyer makes a payment in violation of an order, Buyer will be solely liable for the payment.

(f) Returned Items.  Buyer will pay promptly to Seller an amount equal to the amount of any checks, drafts or withdrawal orders credited to the Deposits on or before the Effective Time which are returned to Seller or Buyer after the Effective Time as uncollectible, less the Deposit Premium percentage times the amount of returned item.

(g) Post-Closing Payments.  Seller will, within three (3) business days, remit to Buyer all payments on Loans and amounts intended as Deposits or otherwise relating to the Loans or Deposits that are received by Seller after the Effective Time.  If the balance due on any Loan has been reduced by Seller as a result of a payment by check or other instrument received prior to the Effective Time and if the paying instrument is returned to Seller after the Effective Time as uncollectible, an amount equal to the reduction will be paid by Buyer to Seller and Seller will assign all right, title and interest in the uncollectible item to Buyer.

(h) Government Checks.  Upon a request after the Effective Time from a state or federal agency to reclaim funds relating to forged social security checks, unemployment checks or welfare checks credited by Seller prior to the Effective Time from a Deposit transferred to and assumed by Buyer, Buyer will honor the request and pay the amount requested, up to the amount of collected funds in the account relating to the request as of the date of such request.  Seller will remain liable for remitting any deficiency.

(i) Transfer of Trust Accounts.  The parties intend that the Seller shall, to the extent not prohibited by applicable law or the applicable trust documents, transfer and assign to the Buyer the Trust Accounts and the related Trust Agreements in accordance with the following procedures:

(i) Where the Seller determines that a Trust Agreement and applicable law does not require the affirmative written consent of the Trust Customer to the transfer or assignment of the Trust Account or Trust Agreement, the Seller shall (i) assign to the Buyer all rights, duties and responsibilities of the Seller relating to the Trust Account and Trust Agreement and the Buyer will be deemed the successor trustee, custodian, record-keeper, paying agent, or investment manager, as applicable, under such Trust Agreement, effective as of the Closing Date, and (ii) promptly deliver to the Trust Customer a notice of the foregoing, which will, among other things, notify the Trust Customer that the Trust Agreement will be assigned and transferred by the Seller to the Buyer on the Closing Date, and (iii) request that the Trust Customer accept the appointment of Buyer as successor trustee, custodian, record-keeper, paying agent, and/or investment manager and release and indemnify Seller against any and all losses, expenses, damages or other claims relating to Seller’s duties and responsibilities on or prior to the Closing Date; it being understood that such acceptance, release and indemnity shall not be required to effectuate the transfer of such Trust Accounts and the related Trust Agreements.

(ii) Where the Seller determines that a particular Trust Agreement or applicable law requires the affirmative written consent of the Trust Customer to the transfer or assignment of the Trust Account or Trust Agreement, (i) as soon as is practicable following the receipt of the necessary regulatory approvals, the Buyer and the Seller shall request the Trust Customer’s written consent to the transfer or assignment of the Trust Agreement, (ii) the Buyer and the Seller shall promptly notify the Trust Customer that the Trust Agreement will, if the Trust Customer consents in writing, be assigned and transferred by the Seller to the Buyer on the Closing Date, and (iii) request that the Trust Customer release and indemnify Seller against any and losses, expenses, damages or other claims relating to Seller’s duties and responsibilities on or prior to the Closing Date; it being understood that such release and indemnity shall not be required to effectuate the transfer of such Trust Accounts and the related Trust Agreements.  If the Trust Customer does not consent to the transfer and assignment of the Trust Agreement, the related Trust Account(s) shall be retained by Seller and such account shall be deemed an Excluded Trust Account and the Trust Account and the related Trust Agreement shall not be transferred and assigned by the Seller to the Buyer hereunder.  In the alternative, if the Trust Customer objects in writing to the appointment of the Buyer as successor trustee, custodian, paying agent, and/or investment manager on or before the Closing Date, and is entitled to, and does, in fact, name a successor trustee, custodian, record-keeper, paying agent and/or investment manager other than Buyer, then the related Trust Account shall be deemed to be Excluded Trust Accounts and the Trust Account and the related Trust Agreement shall not be transferred and assigned by the Seller to the Buyer hereunder.  In the event Seller receives an affirmative consent to the transfer of any Trust Account within ninety (90) days following the Closing Date, Seller shall transfer and assign the Trust Account and related Trust Agreement to Buyer.

(iii) Buyer shall have the right, for a period of ninety (90) days following the Closing Date, to solicit the affirmative written consent of any Trust Customer to the transfer or assignment of the Trust Account or Trust Agreement that has not provided such consent on or before the Closing Date.  In the event Buyer obtains any such consent within such ninety (90) day period, Seller shall transfer and assign the Trust Account and the related Trust Agreement to Buyer.

(iv) Notwithstanding the foregoing, the parties understand and agree that the transfer of the irrevocable Trust Agreements and the related Trust Accounts shall occur in accordance with applicable law, including, but not limited to, the Illinois Trust and Trustees Act (760 ILCS 5/1 — 5/21).

(j) Transfer of Annuities.  The parties will work together in good faith to effect the transfer of the Annuities on the Closing Date, by expeditiously taking all such actions as may be reasonably necessary in any party’s good faith and reasonable discretion, including without limitation, each of the following actions: (i) identifying the Annuities, (ii) obtaining necessary service or other agreements from the insurance companies offering the Annuities, (iii) sending necessary joint notices to each insurance company or carrier regarding the transfer of the Annuities, (iv) sending necessary notices to customers owning Annuities explaining the transfer of the Annuities, and (v) terminating the appointment by AISI as of the Closing Date of the sales agents in the Branches who accept offers of employment from the Buyer.  In order to effect the transfer of the Annuities, the parties understand and agree that AISI and Buyer shall jointly mail a notice to each insurance company or carrier offering Annuities no later than 21 days prior to the Closing Date.  The notice will, among other things, direct each such insurance company or carrier to change the agent of record from AISI to Buyer with respect to the Annuities as soon as possible, and in no event later than the Closing Date, and that all Annuities for which such change is made will be transferred to Buyer effective as of the Closing Date.

(k) Transfer of Brokerage Accounts.  The parties will work together in good faith to effect the transfer of the Brokerage Accounts on the Closing Date, by expeditiously taking all such actions as may be reasonably necessary in any party’s good faith and reasonable discretion, including without limitation, each of the following actions: (i) identifying the Accounts through AISI’s clearing broker/mutual fund custodian; (ii) delivering a notice from AISI to its clearing broker/mutual fund custodian explaining the Sale and the transfer of the Brokerage Accounts and instructing the clearing broker/mutual fund custodian to provide the Buyer with requested information respecting the Brokerage Accounts; (iii) sending necessary notices to customers holding Brokerage Accounts explaining the Sale and the transfer of the Brokerage Accounts; (iv) entering into a conversion agreement with the current custodian of the Individual Retirement Accounts held by customers with Brokerage Accounts; (v) obtaining Forms U-5 for each registered representative at the Branches prior to termination of their employment from AISI; and (vi) terminating the appointment by AISI as of the Closing Date of the registered representatives in the Branches who accept offers of employment from the Buyer.  In order to effect the transfer of the Brokerage Accounts, the parties understand and agree that the Buyer shall mail all notices to Brokerage Account customers no later than 21 days prior to the Closing Date.  The notice will, among other things, inform a Brokerage Account customer that the Brokerage Account will not be included in the Sale unless the Buyer obtains the customer’s affirmative consent to the transfer of the Brokerage Account and that all Brokerage Accounts for which the Buyer timely obtains such consents will be transferred to the Buyer, effective as the Closing Date.   In the event Seller receives an affirmative consent to the transfer of any Brokerage Account within ninety (90) days following the Closing Date, Buyer and Seller agree to use commercially reasonable best efforts to negotiate an agreement effecting the transfer of any such Brokerage Account by Seller to Buyer.

(l) Agreement Governing Record-Keeping Services. Buyer and Seller shall enter into an agreement pursuant to which Seller shall provide record-keeping services with respect to the Trust Accounts set forth on Exhibit Q attached hereto and assumed by Buyer for which Seller provided record-keeping services for an employee benefit plan (the “Services Agreement”).  The Services Agreement shall contain such terms and conditions as are reasonably acceptable to Buyer and Seller.  Buyer and Seller agree to use commercially reasonable efforts to negotiate and enter into the  Services Agreement on or within a reasonable period following the

Closing Date so as to avoid any disruptions in the services provided to the holders and/or beneficiaries of such Trust Accounts.

10. Continued Employment of Employees of the Branches.

(a) Offer of Employment to Employees.

(i) At and as of the Effective Time, Buyer will offer employment to substantially all of Seller’s Branch employees (the “Employees”), as identified on the Employee Disclosure Schedule attached hereto as Exhibit H, subject to Buyer’s normal hiring and background investigation processes and standards and any requirements of applicable laws and regulations.  In addition to the foregoing, Buyer intends to negotiate and enter into an employment agreement with the key employees identified on Exhibit R attached hereto (the “Key Employees”).

(ii) Unless mutually agreed to in writing by the parties hereto, for a period of one year from the Effective Time, Seller will not offer, and will instruct its affiliates not to offer, employment to any Employees who are hired by Buyer pursuant to this Agreement, or (prior to the Effective Time), any employees who are offered employment by Buyer.  Notwithstanding the foregoing, for a period of three (3) years from the Effective Time, Seller will not offer, and will instruct its affiliates not to offer, employment to the Key Employees hired by Buyer pursuant to this Agreement and the employment agreement between Buyer and the Key Employees.

(b) Seller’s Duties.  Immediately prior to the Effective Time, Seller shall terminate the employment of the Employees, including the Key Employees, and Seller shall make all payments to such Employees, including the Key Employees, for wages, incentive compensation, commissions, bonuses, and vacations owing to or accruing by such employees prior to the Effective Time.  Buyer shall not be obligated to Seller or any other party for any compensation, employee benefit plan or labor-related obligations, liabilities or claims arising out of any person’s employment with the Seller, and Seller agrees to satisfy all such obligations and/or liabilities and defend at its own expense all such claims.

(c) Employee Disclosure Schedule.  The Employee Disclosure Schedule, which is attached hereto as Exhibit H: (i) lists each Employee’s base salary and other compensation (including incentives, bonuses, commissions, stock based awards, perquisites, etc.) during the preceding 12 month period and increases in base salary during the preceding 12 month period; (ii) lists each Employee’s, including the Key Employees’, service date, and (iii) identifies the normal work schedule for each Employee, including the Key Employees.

(d) Transferring Employees’ Benefits.  To the extent permitted by applicable law and the terms and eligibility rules of the respective plans, each Employee, including the Key Employees, who accepts such offer of employment from Buyer (a “Transferring Employee”) will be immediately eligible to participate in all employee welfare benefit plans and other fringe benefits and perquisites extended to employees holding comparable positions with Buyer as reasonably determined by Buyer, and will be given immediate credit under all employee benefit plans covering employees of Buyer in existence at the Effective Time for length of service with

Seller or any of Seller’s affiliates.  Subject to the plans’ requirements and provisions, Transferring Employees shall not be subject to exclusions for pre-existing medical conditions nor subject to any waiting periods for medical or dental plan coverage.  Transferring Employees will be given credit for their respective years of service with Seller or any of Seller’s affiliates for purposes of determining their participation and vesting (but not for funding and/or accrual of benefits) in the retirement and other benefit plans of Buyer.  Buyer will admit participating Transferring Employees to its retirement plan as soon as practical following the Effective Time and will permit them to roll any payments from the retirement plan of Seller or Seller’s affiliates, as permitted by IRS regulations.

(e) Employee Information.  In addition to the other information specifically provided for herein, Seller and Buyer shall furnish to each other such employee information and such descriptions of personnel policies, procedures, and benefit plans applicable to Transferring Employees as either party may reasonably request, both prior to and after the Closing Date, including (without limitation) years of service to be counted for eligibility and vesting purposes under any employee benefit plans.

(f) Severance.  If any Employee is not hired by Buyer, Buyer will provide severance benefits to such employee in accordance with Seller’s Severance Policy, a true and complete copy of which has previously been delivered to Buyer.

11. Record Retention and Access.  Buyer will preserve and safely keep, for so long as may be required under applicable law, the records transferred to Buyer under this Agreement.  Upon not less than three (3) business days’ prior notice, Buyer will permit Seller, at its expense, to inspect, make extracts from or copies of the records as Seller requests, provided that Seller’s activities will not unreasonably interfere with Buyer’s business operations and Seller’s inspection and/or extraction will not require Buyer to breach any obligation of confidentiality, violate any law, regulation or order regarding disclosure of information or reveal any proprietary information, trade secrets or marketing or strategic plans.  Seller will treat this information as confidential.

12. Taxes.  Except as provided in this Agreement, all sales taxes, transfer taxes, ad valorem taxes and recordation fees or similar taxes or fees which are payable or arise as a result of this Agreement or consummation of the Sale will be paid by the party upon whom such taxes are imposed.  Sales taxes on the Assets, if any, will be paid by Buyer.

13. Seller’s and AISI’s Representations and Warranties.  Seller and AISI (unless the context otherwise provides), individually represent and warrant to Buyer as follows:

(a) Corporate Status.  Seller is duly organized, validly existing and in good standing under the national banking laws of the United States of America.  AISI is a corporation duly organized, validly existing and in good standing under the laws of the state of Illinois.

(b) Corporate and Other Authority.  Seller has full corporate power and authority to carry on the business of the Branches as presently conducted, own the Owned Real Estate, lease the Leased Real Estate and consummate the Sale.  AISI has full power and authority to carry on its business as presently conducted and to enter into and perform this Agreement and any other documents executed pursuant hereto.  The execution and delivery of this Agreement and the consummation of the Sale have been duly authorized by all necessary corporate action.  No other approvals or consents are required to execute and deliver this Agreement and to consummate the Sale other than the appropriate regulatory approvals and third party consents for the assignment of contractual obligations, where required; all such third party consent requirements (other than any consent requirements under the Trust Accounts and the Brokerage Accounts) are noted on Exhibit J.

(c) Absence of Conflict, Breach or Violation.  Neither the execution and delivery of this Agreement nor the consummation of the Sale, will:  (1) result in a breach of AISI’s or Seller’s Charter or By-Laws (2) result in a material breach of any term, condition or provision of, give rise to any right of termination, cancellation or acceleration with respect to or result in the creation of any material lien, charge or encumbrance upon any property or asset of AISI or Seller used in connection with the business of the Branches, pursuant to any note, bond, mortgage, indenture, license, agreement or other written instrument or obligation to which AISI or Seller is a party; or (3) subject to the receipt of the appropriate regulatory approvals, violate any statute, law, writ, injunction, decree, regulation or order of any governmental or regulatory authority applicable to AISI or Seller, as the case may be.

(d) Binding Obligation.  This Agreement constitutes the legal, valid and binding obligation of AISI and Seller (subject to receipt of the appropriate regulatory approvals) enforceable in accordance with its terms, except as the enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, conservatorship, receivership or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles (regardless of whether the issue of enforceability is considered in a proceeding in equity or at law).

(e) Condition of Assets/Real Estate.  The Seller is the owner of fee simple title to the Owned Real Estate and the Owned Real Estate is free and clear of liens and encumbrances except as set forth in the Title Commitment.  There are no leases of any part of the Owned Real Estate except for the Tenant Leases.  Exhibit K and Exhibit P includes a true, correct and complete copy of all Tenant Leases and Branch Leases, respectively, together with all amendments and modifications thereof.  Neither the landlord nor the tenant is in default in any material respect of their respective obligations under the Tenant Leases.  The Tenant Leases are in full force and effect and are binding and enforceable against the parties.  Each Branch Lease is in full force and effect, and to the knowledge of Seller, the Seller is not in default under any of its obligations thereunder, except for such defaults which would not have a material adverse effect on the Sale.  Except for the Branches located on the Leased Real Estate, none of the Branches are located on leased land.  There is no condemnation or similar proceeding pending or to the Seller’s knowledge threatened with respect to the Real Estate.  There is no legal, administrative, arbitral or other proceeding, claim, action, cause of action or governmental investigation pending or, to the best knowledge of Seller, threatened which seeks to impose on Seller in connection with the Branches or the Real Estate any liability arising under an Environmental Law.  Seller is not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing liability with respect to the Real Estate. Except as otherwise set forth in Exhibit L, Seller has not received written notification that there are any violations of any laws, ordinances, codes or regulations affecting the Real Estate.  Except as otherwise set forth in Exhibit L, Seller has no written notice or actual knowledge of: (1) planned or commenced public improvements which may result in special assessments or otherwise materially affect the Real Estate or the present use thereof; (2) completed or pending reassessment of the Real Estate for property tax purposes; (3) any land division involving the Real Estate for which requested state or local approvals were not obtained during such time has Seller has owned the Real Estate; or (4) any construction or improvements for which required state or local permits had not been obtained. All property taxes that have become due and payable with respect to the Real Estate have been paid in full as of the Effective Time.

(f) Deposit Insurance.  The Deposits are insured to the maximum extent permitted by the FDIC.  Seller has filed all reports and paid all premiums required under the Federal Deposit Insurance Act, as amended, with respect to the maintenance of deposit insurance.

(g) No Violation of Laws.  AISI and Seller are each in compliance in all material respects with all statutes and regulations applicable to the conduct of its banking, trust, brokerage and investment businesses at the Branches and has not received written notification from any agency or department of federal, state or local government asserting a violation of any such statute or regulation, threatening to revoke any license, franchise, permit or government authorization material to the conduct of the banking, trust and investment businesses at the Branches or restricting the operation of banking, trust and investment businesses at the Branches.

(h) Certain Labor and Employment Matters.  Seller has provided or made available to Buyer Exhibit H, which contains a complete list of all employees employed at the Branches.  There are no labor controversies pending, or to the best knowledge of Seller, threatened against Seller with respect to the operation of the Branches. Neither Seller nor any affiliate of Seller contributes to, ever has contributed to, or ever has been required to contribute to a multiemployer plan (as defined in ERISA Section 3(37)(a)), and neither Seller nor any affiliate of Seller has any liability (including withdrawal liability) under or with respect to any multiemployer plan.

(i) No Defaults.  Seller is not in material default under any material agreement, commitment, arrangement, insurance policy or other instrument relating to the Branches and to the best knowledge of Seller there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

(j) Status of Loans and Deposits.  The information with respect to the Loans and Deposits provided to Buyer on the date of this Agreement and in connection with the Closing Date and Settlement Date is true, correct and complete as of the dates indicated on the information, and none of the Loans contained in the information are Excluded Loans, except as expressly provided in the information.  The terms of the Loans and the Qualified Excluded Loans, the Loan documentation for the Loans and the Qualified Excluded Loans, and the manner in which the Loans and the Qualified Excluded Loans have been entered into, administered and serviced do not violate applicable federal or state law, rule or regulation.  Seller is in possession of a materially complete file with respect to each Loan and Qualified Excluded Loan containing all of the requisite material documents and instruments, and is in compliance, in all material respects, with all applicable banking laws and regulations.  Seller has complied, in all material respects, with all of its obligations under the Loans, and, to the knowledge of Seller, each Loan represents the valid and binding obligation of the obligor(s) thereunder, enforceable by the holder thereof in accordance with its terms, except to the extent enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in equity or at law).  Each Loan that is secured by collateral is secured by a valid, perfected and enforceable mortgage or security interest in the collateral in favor of Seller as mortgagee or secured party.  No such collateral has been released from any security interest or lien granted to Seller, unless approved by Seller and documented in files provided to Buyer prior to the date hereof.  Except as set forth on Exhibit I, as of the date hereof, Seller has not issued any letters of credit included in, or in respect of, any Loans.  Seller has previously provided to Buyer a true and complete copy of its loan grading scale.  Seller shall update Exhibit I no later than three (3) days prior to Closing.

(k) Tax Matters.

(i) Seller has filed all income, payroll, withholding, property, sales, use or transfer tax returns required to be filed relating to the ownership and operation of the Assets or the business conducted at the Branches.  All such tax returns were correct and complete in all material respects.  All income, payroll, withholding, property, sales, use or transfer taxes, including without limitation all interest, penalties and additions to tax, whether disputed or not (“Taxes”), required to be paid (whether or not shown on any Tax return) relating to the ownership and operation of the Assets or the business conducted at the Branches have been paid.  Seller is not the beneficiary of any extension of time within which to file any income, payroll, withholding, property, sales, use or transfer tax return relating to the ownership and operation of the Assets or the business conducted at the Branches. Buyer shall not by reason of the Sale  become liable for any Taxes relating to the ownership and operation of the Assets or the business conducted at the Branches for any period prior to the Effective Time.

(ii) Seller has withheld and paid all Taxes relating to the ownership and operation of the Assets or the business conducted at the Branches required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, stockholder or other third party through the Effective Time, and all Forms W-2 and 1099 required to be filed with respect thereto have been properly completed and timely filed..

(iii) There is no dispute or claim concerning any income, payroll, withholding, property, sales, use or transfer tax liability of Seller relating to the ownership and operation of the Assets or the business conducted at the Branches.  Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time within which Taxes may be assessed or a claim for Taxes may be made.

(iv) Seller shall cooperate with Buyer, and shall deliver to Buyer all instruments and certificates, as may be reasonably necessary in order for Buyer to timely make all filings, returns, reports and forms of Taxes required to be made by Buyer relating to the ownership and operation of the Assets or the business conducted at the Branches, or relating to

Taxes which are payable by or imposed upon Buyer as a result of this Agreement or consummation of the Sale.

(v) The purchase price for the Sale (together with any liabilities assumed by Buyer) and any other consideration received by Seller in connection with the transactions contemplated herein shall be allocated among the assets sold to Buyer in accordance with Section 1060 of the Internal Revenue Code and the Treasury Regulations promulgated thereunder (the “Purchase Price Allocation”).

(l) No Adverse Litigation.  Except as otherwise disclosed on Exhibit L, there is no investigation, action, arbitration, suit, proceeding or claim or governmental proceeding pending or, to the best knowledge of Seller or AISI, threatened against Seller or AISI which would materially and adversely affect the Sale or the business or prospects of the Branches.

(m) Books, Records and Documentation.  The books and records being transferred to Buyer pursuant to this Agreement are complete, correct and accurate in all material respects, have been maintained in a consistent and a customary manner and are in material compliance with all applicable federal and state laws and regulations and customary banking practices.  The deposit- and lending-related forms, notices, statements and related documentation, as well as Seller’s policies, procedures and practices with respect thereto, used in connection with the Branches’ business comply, in all material respects, with federal and state laws and regulations which are applicable to Seller; it being understood that any errors or omissions which may be cured without extraordinary effort or costs or which otherwise do not affect the enforceability or collectability of such instruments will not be deemed material.  Any such errors or omissions of which Seller is aware prior to Closing shall be cured by Seller.

(n) Absence of Certain Changes.  Since March 31, 2009, with respect to the business conducted at the Branches, (i) there has been no material change in the business conducted at the Branches, (ii) there has been no material damage, destruction or loss (whether or not covered by insurance) affecting the Assets or the Real Estate, (iii) there has not been any failure, in a material respect, to follow Seller’s normal and customary practices and procedures regarding loan pricing, underwriting and recognition of charge-offs in a manner consistent with past practice and (iv) the Loans have been made in a manner consistent with past practice and in accordance, in all material respects, with the normal and customary credit standard and policies of Seller.

(o) Regulatory Approvals.  Seller is aware of no condition, circumstance or event that would preclude or materially delay receipt of all necessary regulatory approvals.

14. Buyer’s Representations and Warranties.  Buyer represents and warrants to Seller as follows:

(a) Corporate Status.  Buyer is duly organized, validly existing and in good standing under the laws of the State of Illinois.

(b) Corporate Authority.  Buyer has full corporate power and authority to consummate the Sale.  The execution and delivery of this Agreement and the consummation of the Sale will have been duly authorized by all necessary corporate action. No other approvals or consents are required to consummate the Sale other than the appropriate regulatory approvals.

(c) Absence of Conflict or Breach.  Neither the execution and delivery of this Agreement nor the consummation of the Sale will:  (1) result in a breach of Buyer’s Charter or By-Laws; (2) result in a material breach of any term, condition or provision of, give rise to any right of termination, material cancellation or acceleration with respect to or result in the creation of any material lien, charge or encumbrance upon any property or asset of Buyer, pursuant to any note, bond, mortgage, indenture, license, agreement or other written instrument or obligation to which Buyer is a party; or (3) subject to the receipt of the appropriate regulatory approvals, violate or conflict with any statute, law, decree, regulation or order of any governmental or regulatory authority applicable to Buyer.

(d) Binding Obligation.  This Agreement constitutes the legal, valid and binding obligation of Buyer (subject to receipt of the appropriate regulatory approvals) enforceable in accordance with its terms, except as the enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, conservatorship, receivership or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles (regardless of whether the issue of enforceability is considered in a proceeding in equity or at law).

(e) Regulatory Approvals.  Buyer is aware of no condition, circumstance or event that would preclude or materially delay receipt of all necessary regulatory approvals.

15. Seller’s Covenants.  Seller covenants as follows:

(a) Activity in the Ordinary Course.  From the date of this Agreement until the Effective Time, Seller will conduct the business of the Branches substantially in the same manner as previously conducted, maintain the Records substantially in the same manner as previously maintained, repair and maintain the Assets, the structures and improvements and the Real Estate in good condition and in substantially the same manner as previously maintained, comply with and perform its obligations under the Tenant Leases and maintain the Branches in the ordinary and usual manner.  Further, from the date of this Agreement until the Effective Time, Seller shall use its reasonable best efforts to keep available to the Branches substantially all of the employees of the Branches listed on Exhibit H (it being understood that this shall not require the payment of a retention bonus or any additional compensation).  Without the prior consent of Buyer, Seller will not engage in the following between the date of this Agreement and the Effective Time:

(1) Cause the transfer of Deposits from or to the Branches in an aggregate amount exceeding $100,000, except upon the unsolicited request of a Branch customer in the ordinary course of business and except for Deposits relating to trust or other fiduciary accounts;

(2) Make any loan or loan commitment which will constitute a Loan to be transferred to Buyer, except extensions, renewals, modifications or amendments of existing Loans, or loans and commitments in an amount of not more than $1,000,000 made in the ordinary course of business and consistent with past practices and safe and sound banking practices;

(3) Acquire or dispose of any furniture, fixtures or equipment for the Branches other than pursuant to commitments made on or before the date of this Agreement in an amount of not more than $50,000 and except for replacement of furniture, fixtures and equipment and normal maintenance and refurbishing in the ordinary course of business;

(4) Increase or agree to increase the salary, remuneration or compensation of persons employed at the Branches other than with the consent of the Buyer, and in accordance with Seller’s customary policies and/or bank-wide changes consistent with past practices, or pay or agree to pay any uncommitted bonus to the employees other than regular bonuses based on historical practice;

(5) Enter into, amend or renew, extend or terminate any employment contract;

(6) Change any accounting procedures or practices that would have a material effect on the Branches or the Assets, except as otherwise required in accordance with generally accepted accounting principles or regulatory accounting principles; or

(7) Take, or instruct or permit its affiliates to take, any action (A) impairing Buyer’s rights in, or permitting any lien upon, any Deposit or Asset; (B) impairing in any way the ability of Buyer to collect upon any Loan or Qualified Excluded Loan; (C) except in the ordinary course of servicing, waive any material right, whether in equity or at law, that it has with respect to any Loan or Qualified Excluded Loan; or (D) in respect of any Asset or Deposit, that would fail to follow Seller’s normal and customary practices and procedures regarding loan, trust or deposit product pricing, underwriting or scoring in a manner consistent with its policies disclosed to Buyer and with past practice, or that would be inconsistent with current competitive market practices and procedures regarding loan, trust or deposit product pricing, underwriting or scoring, or (E) that could have a material adverse effect on the business or prospects of the Branches, the continued accuracy of any of Seller’s representations or warranties hereunder or on the consummation of the Sale; or

(8) Make or enter into an agreement or other arrangement, whether written or oral, involving the Real Estate, including but not limited to any proposed public improvement projects set forth in Exhibit L.

(b) Access to Information and Equipment.  Seller will give Buyer access during normal business hours to the properties, equipment, documents, contracts and records relating to the Branches as Buyer from time to time may reasonably request to enable Buyer to investigate the business and properties of the Branches in accordance with this Agreement and prepare for an orderly transition following the Effective Time, and to prepare applications for the appropriate regulatory approvals.  Seller will not be required to breach any obligation of confidentiality or violate any law, regulation or order regarding disclosure of information or to reveal any proprietary information, trade secrets or marketing or strategic plans.  Seller shall identify the Secondary Loans to Buyer as contemplated by Section 1(a)(14), and Seller shall promptly provide any information with respect to the Secondary Loans as Buyer reasonably requests.

(c) Non-Solicitation of Business.  For a period of one (1) year following the Effective Time, Seller will not solicit the customers of the Branches for Deposit, Loan or Trust Account products or services.  Nothing in this subsection will prevent Seller or any of its affiliates from contacting or soliciting former customers of the Branches who have deposit, loan or trust relationships that are retained by Seller pursuant to Section 1(a)(5), Section 1(a)(9), and Section 1(b) (“Retained Customers”), or from general advertising and marketing not specifically directed to Branch customers, or specifically from forwarding to Branch customers notices of the Sale required by any governmental agency or by any law, rule or regulation, provided that Seller will notify Buyer prior to delivering these notices.

(d) Insurance and Maintenance of Property.  Until the Effective Time, Seller will insure the Branch property owned or leased by it against all ordinary insurable risks and will operate, maintain and repair this property in a manner consistent with past practice.

(e) Compliance with Laws.  Seller will comply with applicable laws, statutes, ordinances, rules, regulations, guidelines, orders, arbitration awards, judgments and decrees applicable to or binding on Seller or its business or properties.

(f) Fulfill Conditions.  Seller will use its best efforts to fulfill each of the closing conditions on or prior to the Effective Time.

16. Buyer’s Covenants.  Buyer covenants as follows:

(a) Buyer’s Applications for Approval.  As soon as practicable following the execution of this Agreement, but in no event later than thirty (30) days following the date of this Agreement, Buyer will file applications as may be required by the appropriate federal and state regulatory authorities for approval to consummate the Sale.  Buyer promptly will furnish Seller with copies of written communications filed with or received from any governmental agency in connection with the Sale.

(b) Fulfill Conditions.  Buyer will use its best efforts to fulfill each of the closing conditions on or prior to the Effective Time.

(b) Non-Solicitation of Business.  Except as expressly permitted by subparagraph (iii) of Section 9(i), for a period of one year following the Effective Time, Buyer will not solicit the Retained Customers (unless a portion of such customers’ business is retained by Buyer, in which case Buyer may solicit such customers only in connection with the specific business retained by Buyer).  Nothing in this subsection will prevent Buyer or any of its affiliates from general advertising and marketing not specifically directed to the Retained Customers or from responding to requests for information or services from the Retained Customers.

(d)Letters of Credit.

(1)           Buyer hereby agrees to assume all risks, undertakings, obligations and liabilities arising or accruing after the Effective Time with respect to the letters of credit relating to the Branches listed on Exhibit I attached hereto (the “Letters of Credit”).  Buyer agrees to use its commercially reasonable efforts to issue within three (3) months after the Closing Date replacement letters of credit for those Letters of Credit which are standby Letters of Credit.

(2)           Seller agrees that it will provide notice to Buyer within twenty-four (24) hours after making a disbursement in connection with a request by a beneficiary for a draw under or payment of a Letter of Credit, (a “Letter of Credit Disbursement”), and will provide Buyer with copies of the documents submitted by the beneficiary in support of a Letter of Credit Disbursement.

(3)           In the event Seller notifies Buyer that a Letter of Credit Disbursement has been made, then, Buyer agrees to pay to Seller on the day so notified by Seller, an amount equal to the Letter of Credit Disbursement; provided, however, if such notice was not given by Seller to Buyer prior to 2 p.m. on such day, then such amount shall be paid by Buyer not later than 10:00 a.m. on the next Business Day.  Buyer agrees to pay Seller any amounts due under this Agreement by wire transfer of immediately available funds to an account previously designated by Seller, or if mutually agreed upon by the parties, a line of credit account will be established by Buyer at Seller, and Buyer may draw against this line of credit account for any amounts due under this Agreement.

(4)           Buyer also agrees to pay Seller (i) interest on any and all amounts unpaid by Buyer when due from the date such amounts become due until payment in full, such interest being payable on demand and accruing at the interest rate set forth in Section 3(b) of the Agreement, (ii) Seller’s usual and customary fees as disclosed from time to time in connection with processing a Letter of Credit Disbursement, and (iii) any and all costs and expenses (including, without limitation, reasonable attorneys’ fees) reasonably incurred by Seller in exercising or enforcing any rights or performing any obligations under this Agreement.  So long as Buyer is not in default of its obligations under this Agreement, Seller shall promptly remit to Buyer any amounts subsequently received by Seller from customers in respect of all Letter of Credit Disbursements.

17. Further Assurances.  Seller will deliver to Buyer other written documents, instruments, releases or otherwise as Buyer reasonably may require to effectuate the provisions of this Agreement, including effectuating the proper transfer of the Assets and Deposits.  Seller will bear the cost of preparing any such transfer documents and Buyer will bear all other costs with respect these documents, including filing costs, recording fees and transfer fees.

18. Best Efforts.  Buyer and Seller will act in good faith and use their best efforts:  (a) furnish information as may be required in connection with the preparation of the applications with and notifications to federal and state regulatory authorities; (b) ensure that prior to and following the Effective Time the Sale is completed in an orderly and efficient manner; and (c) take all action necessary or desirable to permit consummation of the Sale at the earliest possible date, including satisfying any conditions imposed by regulatory authorities in connection with the approval of the Sale.  Neither Buyer nor Seller will take any action that would or would be reasonably expected to substantially impair the prospects of completing the Sale.

19. Confidentiality.  Neither Buyer nor Seller will use any information obtained pursuant to this Agreement for any purpose unrelated to this Agreement.  Both parties will hold in confidence all information and documents obtained pursuant to this Agreement and will request confidential treatment before any information or documents are submitted in connection with any application for regulatory approval, unless the information otherwise becomes publicly available other than through the actions of the other party or if a party determines that the information or document is required by law to be disclosed, in which case that party will notify the other of the impending disclosure.  In the event the Sale is for any reason not consummated, all confidential information received by Buyer or Seller promptly will be returned to the other party without retaining any copies.

20. Conditions Precedent to Obligations of Buyer.  The obligation of Buyer to consummate the Sale will be subject to the satisfaction, on or before the Closing Date, of each of the following conditions (all or any of which may be waived by Buyer in whole or in part):

(a) Performance of Covenants.  Each of the acts and undertakings of Seller and of AISI to be performed or complied with at or prior to the Effective Time have been performed in all material respects.

(b) Representations True at Closing.  The representations and warranties made by Seller and AISI are true and correct in all material respects on the Closing Date with the same force and effect as though they were made on and as of that time (except to the extent that they may become untrue or incorrect as a result of actions or transactions of Seller made with the written consent of Buyer).

(c) Regulatory Approvals and Other Consents.  Buyer and Seller have received all necessary federal and state regulatory approvals for the Sale, and any applicable waiting periods in the approvals have elapsed without challenge.  All other necessary consents and approvals, the absence of which have an adverse effect on the Buyer’s rights under this Agreement, which result in the termination or loss of any right material to the business of Seller or which are required for the transfer of any Records, including but not limited to the consents listed on Exhibit J have been received by the Buyer.

(d) No Injunction.  No court or governmental agency of competent jurisdiction has enjoined, restrained or prohibited the consummation of the Sale.

(e) Employment Agreement with Key Employees.  Buyer and the Key Employees shall have entered into an employment agreement on terms reasonably acceptable to Buyer.

21. Conditions Precedent to Obligations of Seller.  The obligation of Seller to consummate the Sale will be subject to the satisfaction, on or before the Closing Date, of each of the following conditions (all or any of which may be waived by Seller in whole or in part):

(a) Performance of Covenants.  Each of the acts and undertakings of Buyer to be performed or complied with at or prior to the Effective Time have been performed in all material respects.

(b) Representations True at Closing.  The representations and warranties made by Buyer are true and correct in all material respects on the Closing Date with the same force and effect as though they were made on and as of that time (except to the extent that they may become untrue or incorrect as a result of actions or transactions of Buyer made with the written consent of Seller).

(c) Regulatory Approvals and Other Consents.  Buyer and Seller have received all necessary federal and state regulatory approvals for the Sale, and any applicable waiting periods in the approvals have elapsed without challenge.  All other necessary consents and approvals, the absence of which have an adverse effect on the Buyer’s rights under this Agreement or which result in the termination or loss of any right material to the business of Seller, have been received by Buyer.

(d) No Injunction.  No court or governmental agency of competent jurisdiction has enjoined, restrained or prohibited the consummation of the Sale.

(e) Loans.  Buyer agrees to purchase Loans (Branch Loans and Secondary Loans) in an aggregate amount equal to at least 90% of the Deposits assumed by Buyer.

22. Termination by the Parties.  This Agreement may be terminated by the parties in any of the following ways:  (a) at any time on or prior to the Closing Date by the mutual written consent of Buyer and Seller; (b) by Buyer in writing if any of the conditions in Section 20 have not been satisfied or waived in writing by Buyer as of the Closing Date; (c) by Seller in writing if any of the conditions in Section 21 have not been satisfied or waived in writing by Seller as of the Closing Date; (d) by Seller or Buyer in writing at any time after any regulatory authority has denied any application of Seller or Buyer for approval of the Sale or establishment of a branch by Buyer and any appeals have been exhausted; (e) by Seller or Buyer in writing if the Sale has not been consummated at least six (6) months from the date of this Agreement; or (f) by Buyer in accordance with Sections 4(a), 4(b) or 4(c) of this Agreement.

23. Effect of Termination.  If this Agreement is terminated, it will become void and neither party will have any further liability or obligation with respect to this Agreement or the Sale, except as otherwise provided in this Agreement or except and to the extent termination results from the breach by a party of any of its representations, warranties or covenants and except that neither party will be relieved of its obligations under Sections 19, 24, 25, and 26.

24. Survival of Representations and Warranties.  The representations and warranties in this Agreement will survive the Closing Date as follows: (a) in the case of a fraudulent breach of a representation or warranty, indefinitely; (b) in the case of a claim based upon a breach of a representation or warranty pertaining to taxes, for a period equal to the applicable statute of limitations; and (c) in the case of all other claims, including those based upon the inaccuracy or breach of a representation or warranty as they relate to the Assets and the Deposits, for a period commencing at the Effective Time and ending eighteen (18) months after the Effective Time.  Nothing in this Section limits the right of either Buyer or Seller to assert a claim for contribution or indemnification against the other party as a result of a claim brought by a third party against Buyer or Seller, provided that any claim for contribution or indemnification will be brought within one year from the date the third party’s action is commenced.

25. Indemnification.

(a) Seller. Each of Seller and AISI will indemnify and hold Buyer harmless from and against any loss, cost, expense or other damage (including attorney fees) resulting from, arising out of, or incurred with respect to: (1) the breach of a representation or warranty made by Seller or AISI in this Agreement or in any document delivered pursuant to this Agreement; (2) the breach of a covenant made by Seller or AISI in this Agreement; (3) any debts, obligations, contracts and liabilities of Seller or AISI not assumed by Buyer (including without limitation any Taxes relating to the ownership and operation of the Assets or the business conducted at the Branches for any period prior to the Effective Time); or (4) claims asserted against Buyer by a third party as a result of any acts or omissions of Seller or AISI prior to the Effective Time or as a result of an obligation retained by Seller or AISI pursuant to this Agreement.

(c) Buyer. Buyer will indemnify and hold Seller and AISI harmless from and against any loss, cost, expense or other damage (including attorney fees) resulting from, arising out of, or incurred with respect to:  (1) the breach of a representation or warranty made by Buyer in this Agreement or in any document delivered pursuant to this Agreement; (2) the breach of a covenant made by Buyer in this Agreement; or (3) the Deposits; (4) the Asset Obligations, or (5) claims related to the Assets, the Asset Obligations, the Unfunded Obligations or the Deposits asserted against Seller or AISI by a third party as a result of any acts or omissions of Buyer on or after the Effective Time, unless the loss, cost, expense or other damage occurred as a result of an act or omission which occurred prior to the Effective Time or as a result of an obligation retained by Seller or AISI pursuant to this Agreement.

(d) Claims.  Any claim for indemnification under this Section must be asserted within the applicable survival period, and if not asserted within that period the right to assert the claim will lapse.  Except for claims asserted by or liabilities to a third party, the indemnifying party will not have any liability for a claim until the aggregate amount of the liability for the claim exceeds $10,000, at which time that party will have liability for the full amount of the claim.  In no event will Seller’s liability for indemnification exceed the sum of the amounts listed in Subsections 3(b)(1-6) plus the Trust Account Premium (which items are collectively considered the “purchase price” for the Branches).

(e) Exclusive Remedy.  In the absence of fraud and except as otherwise provided in this Agreement, the indemnification provided by this Section is the sole and exclusive remedy with respect to any claim of any party to this Agreement against any other party to this Agreement in connection with the Sale, and the remedy provided in this Section will be in lieu of any other claims or actions that might otherwise have been available at law or in equity.

26. Defense of Claims.  If any third party asserts a claim against either party (“Indemnified Party”) which, if successful, would entitle Indemnified Party to indemnification under this Agreement, Indemnified Party will give notice of the claim to the other party (“Indemnifying Party”) and Indemnifying Party will have the right to assume the defense of the claim at its expense with counsel reasonably satisfactory to Indemnified Party, provided Indemnifying Party diligently pursues the defense of the claim.  If Indemnifying Party does assume the defense, it will indemnify and hold Indemnified Party harmless from and against any and all losses, damages and liabilities caused by or arising out of any settlement or judgment of such claim.  In addition, Indemnified Party will have the right to participate in the defense of the claim at its expense, in which case Indemnifying Party will cooperate in providing information to and consulting with Indemnified Party about the claim and Indemnifying Party will not consent to the entry of judgment or enter into any settlement without the prior written consent of Indemnified Party.  If Indemnifying Party does not assume the defense of the claim, Indemnified Party may defend against and/or settle the claim in the manner and on the terms as it in good faith deems appropriate and will be indemnified for the amount of any judgment or settlement and for all losses or expenses, legal or otherwise, incurred in connection with the defense and/or settlement of the claim.  Failure by Indemnifying Party to give written notice to Indemnified Party of its election to defend the claim within thirty (30) days after written notice of the claim is given to Indemnifying Party by Indemnified Party will be deemed a waiver of Indemnifying Party’s right to defend the claim.

27. Exclusive Dealing. In view of the substantial expenditures of time, effort and expense to be undertaken by the Buyer in connection with its due diligence investigation and the preparation of this Agreement, Seller hereby agrees that it will not directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal of any other person or entity relating to the acquisition of the Branches, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation or otherwise, except as may be required to comply with the fiduciary duties of the Board of Directors of Seller or any other legal obligations.  Seller will immediately notify Buyer of any such bona fide offer or proposal received from any other person or entity.  Such notice shall include the name of the other person or entity and the terms of such offer or proposal and shall be updated from time to time as applicable;  provided ,  however , that no such notification shall be required if Seller intends to and does in fact promptly reject such offer or proposal, unless the offeror expresses an intention to, or in fact does, subsequently modify the offer or proposal, in which case immediate notice to the Buyer shall be provided in the manner required hereby.

28. Public Announcements.  Seller and Buyer will agree as to the timing, form and substance of any press release relating to the Sale, provided that nothing will prohibit either party from making any disclosure which it deems necessary to comply with applicable law.

29. Exhibits.  On or before the date of this Agreement, Seller will provide Buyer with certain information related to the business of the Branches, attached to this Agreement as exhibits and incorporated in this Agreement by reference.

30. Brokers.  Except for the engagement of Keefe, Bruyette & Woods, Inc. by Seller (whose fees will be paid by Seller), Buyer and Seller each represent and warrant that all negotiations relative to the Sale have been carried on without the intervention of any third parties, and neither party owes any other broker’s sales or other similar fees.

31. Payment of Expenses.  Except as otherwise expressly provided in this Agreement, each party will bear and pay all costs and expenses incurred by it or on its behalf in connection with the Sale, including expenses incurred in connection with regulatory approvals or for any notices to customers of the Branches.

32. Entire Agreement.  This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all negotiations, preliminary agreements and all prior or contemporaneous discussions and understandings of the parties.

33. Amendments.  No amendment, change, modification or waiver of any of the terms of this Agreement are effective unless made in writing and executed by both parties.

34. Assignment.  This Agreement is binding upon, and will inure to the benefit of, the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by either party without the prior written consent of the other.

35. Addresses for Notice. All communications provided for under this Agreement must be in writing and will be deemed given when delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the other party at the following address (or such other address as specified in writing):

If to Seller:	with a copy to:

AMCORE Bank, N.A.	Thomas R. Homberg
c/o General Counsel	Godfrey & Kahn, S.C.
501 Seventh Street	780 North Water Street
Rockford, IL 61104	Milwaukee, WI 53202
Fax: (815) 490-6884	Fax: (414) 273-5198

If to Buyer:	with a copy to:

Midland States Bank	Douglas J. Tucker
c/o President	Quarles & Brady LLP
133 W. Jefferson Street	300 N. LaSalle, Suite 4000
Effingham, IL 62401	Chicago, IL 60654
Fax: (815) 490-6884	Fax: (312) 715-5155

36. Counterparts.  This Agreement and all other documents executed in connection with this Agreement and the Sale may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

37. Severability.  If any provision contained in this Agreement becomes illegal, null or void or against public policy, the remaining provisions will not be affected.

38. Governing Law.  This Agreement will be governed by and construed in accordance with the laws of Illinois without giving effect to its conflicts of law principles.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first written above.

SELLER		BUYER

AMCORE BANK, N.A.		MIDLAND STATES BANK

By:	/s/ Douglas D. Howe	By:	/s/ Leon Holschbach

Name:	Douglas D. Howe	Name:	Leon Holschbach

Its:	Senior Vice President	Its:	President

AISI

AMCORE INVESTMENT SERVICES, INC.

By:	/s/ Douglas D. Howe

Name:	Douglas D. Howe

Its:	Authorized Officer

INDEX OF EXHIBITS

Exhibit A -	Description of Real Estate
Exhibit B -	Description of Fixtures and Equipment
Exhibit C -	Assignment and Assumption Agreement
Exhibit D -	Loans
Exhibit E -	Excluded Loans and Qualified Excluded Loans
Exhibit F -	Trust Accounts
Exhibit G -	Deposits
Exhibit H -	Employee Disclosure Schedule
Exhibit I -	Letters of Credit
Exhibit J -	Asset Obligations
Exhibit K -	Tenant Leases
Exhibit L -	Disclosure Items
Exhibit M -	Secondary Loans
Exhibit N -	Loans and Qualified Loans Secured by Vehicles and Boats
Exhibit O -	Prorated Items
Exhibit P -	Branch Leases
Exhibit Q -	Trust Accounts Subject to Record-Keeping Services Agreement
Exhibit R -	Key Employees